07028922

ZURICH

SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2007
WASH. D.C. 185 SECTION

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM/bc
Date December 28, 2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Disclosure of shareholdings by the Credit Suisse Group in accordance with Swiss Stock Exchange Law"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

Enclosure

1/3/08

46674-05

ZURICH®

SEC MAIL PROCESSING
RECEIVED
DEC 31 2007
WASH. D.C. 185 SEC

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, December 27, 2007 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per December 1, 2007 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on December 20, 2007. According to this notification, Credit Suisse along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase position on registered Zurich shares include:
   - 930,028 registered shares (0.64%)
   - 774,184 long call options (equals 1,287,940 voting rights respectively 0.89%)
   - 5,449,485 short put options (equals 2,582,201 voting rights respectively 1.78%).

   Together this equals a purchase position of 3.32% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale position of registered Zurich shares includes:
   - 1,658,965 long put options (equals 2,854,147 voting rights respectively 1.97%)
   - 66,448,693 short call options (equals 2,070,016 voting rights respectively 1.43%)

   Together this equals a sale position of 3.4% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

   On December 21, 2007, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial

Services, Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Neue Aargauer Bank, Bahnhofstrasse 49, 5000 Aarau, Switzerland
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries
     - Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom),
     - CSPB Non-Traditional Investments Ltd., The Bahamas Financial Centre, 3rd Floor, P.O. Box N-3023, Shirley & Charlotte Streets, Nassau, Bahamas.

4. Nature of agreement: Group of companies

5. Proxy for Group members: Adriana Schätti Künzler, Compliance Shared Services / Control Room YCHC4, phone: +41 44 333 12 27; fax: +41 44 333 95 54.

The option conditions related to the disclosure of shareholdings by JPMorgan Chase (see Note dated December 10, 2007) can also be requested at Zurich Financial Services, Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE

MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

END